Exhibit 99.1

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
("Randgold Resources" or the "Company")

London, 27 June 2014

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES[i]
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii				Randgold Resources Limited
2. Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights							☒
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached							☐
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments							☐
An event changing the breakdown of voting rights							☐
Other (please specify):							☐
3. Full name of person(s) subject to the notification obligation: iii			BlackRock, Inc.
4. Full name of shareholder(s) (if different from 3.):iv
5. Date of the transaction and date on which the threshold is crossed or reached: [v]			23rd June 2014
6. Date on which issuer notified:			25th June 2014
7. Threshold(s) that is/are crossed or reached: vi, vii			Holding has gone above 16%
8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights [x]
			Direct	Direct xi	Indirect xii	Direct	Indirect
GB00B01C3S32	14,060,434	14,060,434	N/A	N/A	14,811,371	N/A	16.00%
B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.			% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
CFD				6,227		Nominal	Delta
						0.01%	0.01%
Total (A+B+C)

Number of voting rights	Percentage of voting rights
14,817,598	16.01%
9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
BlackRock Investment Management (UK) Limited –14,817,598 (16.01%)
Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:
13. Additional information:	BlackRock Regulatory Threshold Reporting Team
14. Contact name:	Duncan Murray
15. Contact telephone number:	020 7743 3334
Annex: Notification of major interests in sharesxxii
A: Identity of the persons or legal entity subject to the notification obligation
Full name (including legal form of legal entities)	BlackRock, Inc.
Contact address (registered office for legal entities)	55 East 52nd Street, New York, NY 10055 United States of America
Phone number & email	020 7743 3334 EMEAdisclsoure@blackrock.com
Other useful information (at least legal representative for legal persons)	Duncan Murray
B: Identity of the notifier, if applicable
Full name	Martin Welsh
Contact address	Randgold Resources Limited 3rd Floor, Unity Chambers 28 Halkett Street St. Helier Jersey JE2 4WJ
Phone number & email	+44 1534 735 333 martin.welsh@randgold.com
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)
C: Additional information